Mail Stop 4561

June 19, 2006

Andrew Mazzone, President
XIOM Corp
68A Lamar Street
West Babylon, New York 11704

> **RE:** **XIOM Corp.**
> **Registration Statement on Form SB-2**
> **Amendment Filed: May 26, 2006**
> **File No. 333-123176**

Dear Mr. Mazzone:

　　We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Management's Discussion and Analysis or Plan of Operation, page 12

1. Please provide the disclosure required by Item 303(b) of Regulation S-B.

2. Add disclosure addressing the material terms of the agreement with the Department of Navy.

3. On page 13, update the disclosure relating to the number of systems the company shipped in April and May. Disclosure currently addresses the number of systems the company expected to ship.

Business of the Company – Principal Products and Services, page 15

4. On page 16, we note reference "attached test results from an independent laboratory" yet cannot locate any corresponding disclosure, exhibits, or appendices referencing such statistics. Please advise.

Executive Compensation, page 20

5. We reissue our prior comment 11 of our letter dated March 12, 2006. Please refer to the disclosure requirements set forth in Item 402 of Regulation S-B and revise to provide a complete discussion of the information required to be disclosed therein.

Principal Stockholders, page 22

6. Advise us as to how you calculated the percentages on the fourth column – "Percentage of Shares Owned After Sales of Shares in Offering." We note that this number is the same as the percentage of shares owned prior to the offering.

7. Advise us as to how you calculated the number of shares beneficially owned by All Officers and Directors as a Group.

Financial Statements for the Six Months ended March 31, 2006

Balance Sheet, page 42

8. We note the line item titled subscription receivable. Please tell us what this amount consists of and why you believe it is realizable. If the receivable relates to the sale of stock, tell us whether you meet the conditions outlined in Staff Accounting Bulletin Topic 4.E., and revise your disclosures accordingly. Alternatively, revise the classification of the amount to a contra-equity account.

Note 2 – Warrants, page 46

9. We note your response to prior comment 20. Please provide us with a more detailed analysis supporting your conclusion, including all of the valuation assumptions for the warrants at the date of issuance and at the date of modification. We note that a modification to extend the exercise period of warrants usually results in an increase to fair value, equal to the excess of the fair value of the revalued warrants over the fair value of the original warrants on the date of modification (not their original issuance date). Refer to Issue 4(c) of EITF 96-18, paragraph 35 of FAS 123, and paragraphs 319-320 of FAS 123 and revise your disclosures accordingly.

Note 3 – Stock Options, page 46

10. We note your disclosure regarding the stock options granted in March 2006. Please tell us how you determined that a value of $.40 per share was appropriate for the non-employee awards. We note that the fair value of the options granted in March 2005 was $.40 per share, at which time the fair value of your common stock was $0.75 per share rather than $1.50 per share. Also, please revise your

disclosure to include all of the valuation assumptions used in the calculation of
fair value, including the volatility assumption.

Note 4 – Issuance of Common Stock, page 46

11. We note your response to prior comments 21 and 22. Please file the agreements
relating to both the March 2005 and March 2006 financing activities as previously
requested.

Item 26 – Recent Sales of Unregistered Securities, page II-2

12. Please update the information to include the securities sold in the March 2006
private placement, as required by Item 701 of Regulation S-B.

Closing Comments

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 461 regarding requesting acceleration of
registration statement. Please allow adequate time after the filing of any amendment for
further review before submitting a request for acceleration. Please provide this request at
least two business days in advance of the requested effective date.

You may contact Carlton Tartar at (202) 551-3387 if you have questions
regarding comments on the financial statements and related matters. Questions on other
disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Mike Karney,
who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc.   Michael S. Krome, Esq.
631-737-8382